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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2004

                                  ATTUNITY LTD
                              (Name of Registrant)


              Einstein Building, Tirat Carmel, Haifa, Israel 39101
                     (Address of Principal Executive Office)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X              Form 40-F__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

               Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

               Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

        This Form 6-K is being incorporated by reference into the Company's Form F-3 Registration Statements File Nos. 333-11972, 333-12450 and 333-14140.


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


                                  ATTUNITY LTD



6-K Items
---------

1. Press Release re Attunity Reports 2004 First Quarter Results dated May 10, 2004.

2. Press Release re Shimon Alon is Nominated as Attunity's Chairman dated May 10, 2004.

3. Press Release re Attunity Closes Convertible Debenture Transaction and Strengthens its Board of Directors dated May 10, 2004.

                                                                          Item 1

Press Release                                              Source: Attunity Ltd.

Attunity Reports 2004 First Quarter Results

Monday May 10, 8:29 am ET

WAKEFIELD, Mass., May 10 /PRNewswire-FirstCall/ -- Attunity Ltd. (Nasdaq: ATTU -
News), a leading provider of standards-based data integration solutions, today reported its financial results for the first quarter ended March 31, 2004.

Revenues for the first quarter 2004 were $4,173,000, compared to $4,202,000 in the first quarter of 2003. Gross profit for the first quarter 2004 was $2,307,000, compared with $2,473,000 first quarter of 2003. Net loss for the quarter, was ($257,000) or ($0.02) per share compared with a net profit for the first quarter of 2003, of $155,000 or $0.01 per share.

"We are encouraged by the increase in license revenues for the second consecutive quarter. Attunity's new products for enabling real-time integration for data warehousing and business intelligence are generating tremendous interest," said Arie Gonen, CEO of Attunity. "Attunity is the only vendor that today provides comprehensive data access, federation and real-time change data capture necessary to meet the growing demands of the rapidly emerging EII (Enterprise Information Integration) market. Throughout 2004, we will continue to expand our product offering and channel partnership to further strengthen our market position."

Highlights from Q1 2004

Attunity Change Data Capture product

The Company recently introduced Attunity Change Data Capture to provide real-time change capture and movement for mainframe and enterprise databases. Using Attunity CDC, enterprises now have a flexible and robust solution for accessing and delivering corporate data at any time interval and to any user or application.

Attunity First Quarter New Product Introductions

The Company recently introduced Attunity Change Data Capture to provide 'right-time' access and movement for mainframe and legacy data. Using Attunity CDC, enterprises now have a flexible and robust solution for accessing and delivering corporate data at any time interval and to any user or application.

Attunity Connect for Microsoft BizTalk Server 2004

Attunity Connect was the first product to receive certification and be endorsed by Microsoft with the introduction of Microsoft BizTalk Server 2004. The Attunity Connect Adapter Suite for Microsoft BizTalk Server 2004 extends the reach of BizTalk Server 2004 to mainframe, host and legacy data sources.

Customer Wins

During the first quarter, Attunity closed new and follow-on business with customers such as Sprint, JM Family, Federal Home Loan Bank, Barits Securities, British Car Auctions and Standard Life.

Conference Call Information

The company has scheduled a conference call and simultaneous web-cast today, May 10, at 11:00 am EDT. To participate in the call U.S. callers can dial 877-519-4471 and international callers can dial 973-935-2408 five to ten minutes prior to the scheduled start time. The call will be available for replay through May 20, 2004 by dialing 877-519-4471 and entering the PIN # 4755256. To access the live web-cast simply go to the link below about 10 to15 minutes before the call is scheduled to begin http://orion.calleci.com/servlet/estreamgetevent?id=3714&folder=default

About Attunity Ltd.

Attunity is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or emailinfo@attunity.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    Attunity Connect is a trademark of Attunity.

                    UNAUDITED CONSOLIDATED BALANCE SHEETS
                                (In thousands)

                                                 March 31,        December 31,
                                                   2004              2003
    ASSETS

    CURRENT ASSETS
    Cash and Cash Equivalents                     $3,619            $2,073
    Restricted cash                                   68               902
    Short-term deposit                               223               120
    Marketable securities                             87               200
    Trade Receivables, net                         2,975             2,845
    Other Receivables                              1,102             1,006

    Total Current Assets                           8,074             7,146

    SEVERANCE PAY FUND                             1,551             1,592

    PROPERTY, PLANT AND EQUIPMENT, NET               997               926

    OTHER ASSETS, NET                             10,482            10,548

                                                 $21,104           $20,212

    LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
    Short Term Bank Debt                            $227              $206
    Current maturities of long term loans             54               102
    Trade Payables                                   886               583
    Deferred revenues                              3,461             2,090
    Employee and payroll accruals                  1,226             1,239
    Accrued expenses and other liabilities         2,620             3,479

    Total Current Liabilities                      8,474             7,699

    LONG TERM LIABILITIES
    Long term debt                                   139                99
    Accrued Severance Pay                          1,935             1,941

    Total Long Term Liabilities                    2,074             2,040

    SHAREHOLDERS' EQUITY
    Share Capital                                    530               525
    Additional Paid in Capital                    86,878            86,504
    Accumulated other comprehensive loss            (298)             (259)
    Accumulated Deficit                          (76,554)          (76,297)

    Total Shareholder's Equity                    10,556            10,473

                                                 $21,104           $20,212

               UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
                   (In thousands except per share amounts)

                                                  Three months ended March 31,
                                                     2004              2003
    Revenues
         Products                                   $1,616            $1,506
         Maintenance                                 1,412             1,531
         Services                                    1,145             1,165
                                                     4,173             4,202
    Cost of revenues
         Products                                      533               464
         Maintenance                                   227               188
         Services                                    1,106             1,076
                                                     1,866             1,729

    Gross profit                                     2,307             2,473

    Operating expenses
         Research and development, Net                 323               331
         Selling & Marketing                         1,611             1,400
         General & Administrative                      604               606
                                                     2,538             2,337

    Operating Profit (loss)                           (231)              136
    Financial income (loss), Net                        (9)               49

    Profit (loss) before Income taxes                 (240)              185

    Taxes on income                                    (17)              (30)

    Net profit (loss)                                $(257)             $155

    Profit (loss) per share                         $(0.02)            $0.01

    Number of shares used                           15,007            14,767

                                                                          Item 2

Press Release                                              Source: Attunity Ltd.

Shimon Alon is Nominated as Attunity's Chairman

Monday May 10, 9:12 am ET

Focus on Growth and Profitability

WAKEFIELD, Mass., May 10 /PRNewswire-FirstCall/ -- Attunity Ltd.
(Nasdaq: ATTU - News), a leading provider of standards-based data integration solutions, announced today that the Board of Directors has unanimously nominated Shimon Alon as Chairman of the Board. Mr. Alon replaces Arie Gonen as Chairman, and Mr. Gonen will continue to serve as the company's CEO.

Shimon Alon brings a tremendous record of success in growing global companies, mergers and acquisitions and increasing shareholder value. Shimon Alon was the Chief Executive Officer of Precise Software Solutions, a leading provider of application performance management. Following the acquisition of Precise by VERITAS Software Corporation in June 2003, Mr. Alon served as an executive advisor to VERITAS. Prior to Precise Software, Mr. Alon held a number of positions at Scitex and its subsidiaries including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Shimon Alon said, "I welcome the opportunity to serve as the company's Chairman and look forward to working closely with the management team and the board of directors to focus the company on achieving a dominant market position, revenue growth and sustained profitability."

About Attunity Ltd.

Attunity is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                                                          Item 3

Press Release                                              Source: Attunity Ltd.

Attunity Closes Convertible Debenture Transaction and Strengthens its Board of Directors

Monday May 10, 9:27 am ET

Shimon Alon, Aki Ratner and Ron Zuckerman Join Attunity's Board of Directors WAKEFIELD, Mass., May 10 /PRNewswire-FirstCall/ -- Attunity Ltd. (Nasdaq: ATTU -
News), a leading provider of standards-based data integration solutions, announced today that it has closed the transaction for the purchase of $2 million five-year convertible debentures and warrants to purchase 480,000 shares of the Company's common stock by an investment group headed by Shimon Alon, Aki Ratner, Ron Zuckerman, and GF Capital. In addition, Attunity also announced that Shimon Alon, Aki Ratner and Ron Zuckerman have joined Attunity's Board of Directors. Messrs. Alon and Zuckerman will begin their tenure immediately and Mr. Ratner will begin serving in July 2004.

Shimon Alon was the Chief Executive Officer of Precise Software Solutions, a leading provider of application performance management. Following the acquisition of Precise by VERITAS Software Corp., in June 2003 Mr. Alon served as an executive advisor to VERITAS. Prior to Precise Software, Mr. Alon held a number of positions at Scitex and its subsidiaries including President and Chief Executive Officer of Scitex America and Managing Director of Scitex Europe. Mr. Alon holds a degree from the Executive Management Program at the Harvard Business School.

Aki Ratner was the President of Precise Software Solutions where his responsibilities included overseeing worldwide sales and marketing, product support and research and development programs for the Company. Mr. Ratner served in the Israeli Air Force from 1981 to 1996 where he combined operational responsibilities between flying and numerous software development management positions.

Ron Zuckerman was a founder and CEO of Sapiens International Corporation and currently serves as its non-executive Chairman. In addition, Mr. Zuckerman was a founder and the Chairman of Precise Software Solutions prior to its sale to VERITAS in 2003.

"The combined leadership and experience that Shimon Alon, Ron Zuckerman and Aki Ratner bring to Attunity will significantly strengthen our Board. Shimon, Ron and Aki will be involved in setting the company's future direction and business plan. Attunity will continue focusing on broadening our channel partners, strengthening our sales organization and expanding our product offerings to address the growing demand for data integration solutions," said Arie Gonen, CEO of Attunity.

About Attunity Ltd.

Attunity is a leading provider of standards-based integration middleware for accessing mainframe, enterprise data sources and legacy applications. Founded in 1987 and traded on the NASDAQ exchange, Attunity's worldwide operations support over 1,000 direct end-users including many of the Fortune 1000. Through distribution and OEM agreements with global-class partners such as Oracle and HP, Attunity-based solutions are deployed on tens of thousands of systems worldwide. Attunity's products are available through direct sales and support offices in the United States, the United Kingdom, France, Israel, the People's Republic of China, and Australia, as well as distributors in Japan, S.E. Asia, Europe and Latin America. For more information, visit www.attunity.com or email info@attunity.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, product technology developments, market acceptance of our products and continuing product demand, the impact of competitive products and pricing, changing economic conditions, release and sales of new products by strategic resellers and customers, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in our filings with the Securities Exchange Commission, including our Form 20-FAnnual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            ATTUNITY LTD
                                            (Registrant)



                                            By: /s/Arie Gonen
                                                -------------
                                                Arie Gonen
                                                Chief Executive Officer


Date: May 11, 2004